UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number: 1-31643 (Check One): Form 10-K Form 20-F Form 11-K Form 10-Q Form 10-D Form N-SAR Form N-CSR For Period Ended: August 31, 2018 Transition Report on Form 10-K Transition Report on Form 20-F Transition Report on Form 11-K Transition Report on Form 10-Q Transition Report on Form N-SAR For the Transition Period Ended: Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: PART I – REGISTRANT INFORMATION CCA Industries, Inc. Full Name of Registrant Former Name if Applicable 1099 Wall Street West, Suite 275 Address of Principal Executive Office (Street and Number) Lyndhurst, New Jersey 07071 City, State and Zip Code 100830869.9

PART II – RULES 12b-25(b) AND (c) If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. PART III – NARRATIVE State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed) CCA Industries, Inc. (the “Registrant”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the period ended August 31, 2018 (the “Form 10-Q”). The Registrant is unable to timely file the Form 10-Q with the U.S. Securities and Exchange Commission (the “SEC”) because the compilation, dissemination, review and finalization of the information required to be presented in the report could not be completed within the prescribed time period without unreasonable effort or expense. Under a financial covenant in the Registrant’s Revolving Credit, Term Loan and Security Agreement, dated February 5, 2018 (the “2018 Credit Agreement”) with PNC Bank, National Association (the “Lender”), the Registrant is required to maintain a fixed charge coverage ratio of no less than 1.10 to 1.0 as of the end of each fiscal quarter (the “Fixed Charge Covenant”). Due to the Registrant’s loss in the third quarter of fiscal 2018, the Registrant was unable to comply with the Fixed Charge Covenant as of the end of such quarter, which constituted an event of default under the 2018 Credit Agreement. An event of default permits the Lender to, among other things, terminate the 2018 Credit Agreement and accelerate any indebtedness outstanding thereunder, which would have a material adverse impact on the Registrant’s business and require the Registrant to seek alternate sources of financing. The Registrant is working with the Lender to obtain a waiver of the financial covenant for the end of the third quarter of fiscal 2018 and an amendment to the 2018 Credit Agreement to facilitate future compliance with the financial covenant (the “Waiver and Amendment”). Accordingly, the Registrant expects to obtain the Waiver and Amendment and file the Form 10-Q on or before the fifth calendar day following the prescribed due date, which is the time period provided by Rule 12b-25. 100830869.9

PART IV– OTHER INFORMATION (1) Name and telephone number of person to contact in regard to this notification: Stephen A. Heit (201) 935-3232 (Name) (Area Code) (Telephone Number) (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes No (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The Registrant expects to report a loss of $203,672 for the three months ended August 31, 2018 as compared to income of $377,683 for the same period in fiscal 2017. The loss in the third quarter of fiscal 2018 was due to several factors, including higher freight out rates and higher advertising expenditures for the quarter. Cautionary Statement Regarding Forward-Looking Statements This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Our forward-looking statements express our current expectations or forecasts of possible future results or events, including projections of future performance, liquidity, statements of management’s plans and objectives, future contracts, and forecasts of trends and other matters. You can identify these statements by the fact that they do not relate strictly to historic or current facts and often use words such as “anticipate,” “estimate,” “expect,” “believe,” “will likely result,” “should,” “outlook,” “plan,” “project” and other words and expressions of similar meaning. These forward-looking statements include statements regarding expectations about the Registrant’s ability to obtain the Waiver and Amendment within five calendar days of the prescribed due date of the Form 10-Q or at all, the Registrant’s ability to obtain an alternate source of financing, the Registrant’s results and the timing of the filing of its Quarterly Report on Form 10-Q for the three months ended August 31, 2018. Forward-looking statements speak only as of the date of this filing, and we undertake no obligation to update or revise such statements to reflect new circumstances or unanticipated events as they occur. No assurance can be given that the results in any forward-looking statement will be achieved and actual results could be affected by one or more factors, which could cause them to differ materially. In addition to the information in this Form 12b-25, you should carefully consider the risk factors and risks and uncertainties included in our Annual Report on Form 10-K for the fiscal year ended November 30, 2017 and other periodic reports filed with the SEC. CCA Industries, Inc. (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized. Date: October 15, 2018 By: /s/ Stephen A. Heit Name: Stephen A. Heit Title: Chief Financial Officer 100830869.9